UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from                    to                     .
Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
LEGGETT & PLATT, INCORPORATED
STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LEGGETT & PLATT, INCORPORATED
NO. 1 LEGGETT ROAD
CARTHAGE, MISSOURI 64836

LEGGETT & PLATT, INCORPORATED
STOCK BONUS PLAN
EIN 44-0324630 PN 004

December 31, 2013 and 2012

REQUIRED INFORMATION

* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
Audit Committee, Board of Directors and Stockholders
Leggett & Platt, Incorporated Stock Bonus Plan
Carthage, Missouri
We have audited the accompanying statements of net assets available for benefits of Leggett & Platt, Incorporated Stock Bonus Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Leggett & Platt, Incorporated Stock Bonus Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information as listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
BKD, LLP
/s/ BKD, LLP
Joplin, Missouri
June 18, 2014
Federal Employer Identification Number: 44-0160260

Leggett & Platt, Incorporated
Stock Bonus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2013	2012
ASSETS
Investments, at fair value	$142,342,547	$128,146,410
Cash	110,636	938,139
Receivables
Company contributions	1,464,394	1,329,510
Participant contributions	89,211	—
Accrued investment income	1,104,629	—

Total receivables	2,658,234	1,329,510

Total assets	145,111,417	130,414,059

LIABILITIES
Due to broker	110,128	938,733

Total liabilities	110,128	938,733

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	145,001,289	129,475,326
Adjustment from fair value to contract value for underlying fully benefit-responsive investment contracts	(46,700)	(155,743)

NET ASSETS AVAILABLE FOR BENEFITS	$144,954,589	$129,319,583

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
Stock Bonus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31,

	2013	2012
Additions
Investment income
Net appreciation in value of investments	$18,412,297	$18,575,247
Dividends and interest	4,612,038	4,500,567
Other	7,061	13,776
Net investment income	23,031,396	23,089,590
Contributions
Company	2,892,256	2,667,852
Participant	3,324,405	3,060,551
Rollovers and other	23,077	13,219
Contributions	6,239,738	5,741,622
Transfer of assets
Transfers from Leggett & Platt, Incorporated
401(k) Plan and Trust	—	3,393
Net additions	29,271,134	28,834,605
Deductions
Benefit payments	13,514,144	11,483,630
Administrative fee	25,557	15,745
Transfers to Leggett & Platt, Incorporated
401(k) Plan and Trust	96,427	151,616
Total deductions	13,636,128	11,650,991
Net increase	15,635,006	17,183,614
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	129,319,583	112,135,969
END OF YEAR	$144,954,589	$129,319,583

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS
December 31, 2013 and 2012

NOTE A - DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) Stock Bonus Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering employees of L&P, certain subsidiaries and affiliates who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan qualifies as an Employee Stock Ownership Plan (ESOP). The plan was restated effective July 1, 2013.
Eligibility of Employees
Eligible employees are defined as non-bargaining employees at branches covered by the Plan or employees who are members of a collective bargaining unit, the representatives of which have successfully bargained for inclusion in the Plan. Eligible employees can begin participation in the Plan on the first day of January or July following or coincident with the completion of one year (and 1000 hours of service for part-time and temporary employees only). The contribution formula that applies to a participant is determined by the participant’s compensation in the year immediately preceding the current year.
Employees considered “highly compensated” under Section 414(q) of the Internal Revenue Code of 1986 (IRC) are not eligible to participate.
Contributions
The Plan has two contribution formulas. Which formula is applicable is determined by the amount of the participant’s compensation, as defined by the Plan, in the year preceding the first year of eligibility. Under Formula 1, L&P’s matching contribution is 50% of the participant’s deferral amount up to 6% of compensation in excess of a stated annual amount. The stated amount is established each year. Under Formula 2, L&P’s matching contribution is 50% of the participant’s deferral amount up to 2% of compensation. Participants should refer to the Summary Plan Description for detailed information regarding these contribution formulas.
Starting July 1, 2013, the Plan allows "Roth" contributions to the Plan. These contributions are made on an after tax basis subject to the rules contained in the Internal Revenue Code (IRC).
For both the years ending December 31, 2013 and 2012, employee contributions are subject to limitations described within the IRC. Additionally, for any year in which certain profitability levels have been attained, as defined by the Plan, L&P may make an additional discretionary contribution in an amount not to exceed 50% of participants’ contributions during such year. Company contributions, when made, are primarily in the form of common stock.

	Year ended December 31
	2013		2012
	Employee	Employer	Employee	Employer
Cash Contributions	$694,563	$554,502	$627,692	$496,728
Common Stock Contributions	2,629,842	2,337,754	2,432,859	2,171,124
	$3,324,405	$2,892,256	$3,060,551	$2,667,852

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2013 and 2012

NOTE A - DESCRIPTION OF PLAN - CONTINUED

A participant may sell some or all existing shares of L&P stock acquired through employee contributions and invest the proceeds in the other investment options offered by the Plan. After completion of three years of service, participants can also diversify the investment of some or all of the shares acquired through employer contributions.
Participants who are entitled to diversify their existing shares under these rules may also elect to diversify future participant and employer contributions. If such an election is made, future contributions will be invested directly in the other investment options offered by the Plan, rather than in L&P stock.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings.
Vesting and Distributions
Participants are always 100% vested in their employee contributions and rollover accounts. The Plan has adopted a vesting method under which Company contributions will vest after the participant has completed three years of service. At December 31, 2013 and 2012, forfeited non-vested accounts totaled $0 and $8,158, respectively. These accounts will be used to reduce future employer contributions. Also, in 2013 and 2012, employer contributions were reduced by $19,764 and $23,606, respectively from forfeited non-vested accounts. Upon retirement, death or disability, participants or their beneficiaries are entitled to the full value of their account, including Company contributions. Upon termination of employment for other reasons, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. In-service withdrawals are allowed by participants after reaching age 59 1/2. For participants with vested balances of $1,000 or less, payment of that amount will be completed as soon as reasonably practicable upon termination. Participants with balances more than $1,000 may elect to receive payment in regular annual installments for up to 15 years, a lump sum payment (made directly to participant or in the form of a direct rollover) or a combination of the two.
Plan Trustee
Wells Fargo Bank, N.A., the sole trustee of the Plan, holds all Plan assets and pays benefits in accordance with information submitted by L&P, the Plan administrator.
Administrative Expenses
Most administrative expenses incurred are paid by and reflected in the financial statements of the Plan. Any Company-paid expenses are not reflected in the financial statements of the Plan.
Plan Termination
Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time.

NOTE B - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2013 and 2012

NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED

Investments
The fair value of mutual fund and common stock investments is based upon quoted market prices as of the close of business on the last day of the year. These are classified within level 1 of the valuation hierarchy as the quoted price is in an active market.
Common trust funds are valued at the reported unit value, exclusive of the adjustment to contract value, which is derived from the fair value of the underlying investments. These are classified within level 2 of the valuation hierarchy because the unit value is quoted on a private market that is not active, however, the unit value is based on underlying investments which are traded on an active market. See Note D for further information regarding the valuation hierarchy.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Investment Contracts
The Plan held an investment in the Wells Fargo Stable Return Fund N (Fund N) at December 31, 2013 and 2012. On October 1, 2012, Fund G was renamed the Wells Fargo Stable Return Fund N. Fund G was created as a new legal entity, and Fund N obtained an ownership interest in Fund G. The Plan’s investment in the Fund N is presented at fair value on the table of the investments held in the Plan (Note C).
Fund G primarily invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts issued by insurance companies and other financial institutions.
GICs are backed by the general account of the contact issuer. Fund G deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. Interest is accrued on either a simple or fully compounded basis, and is paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest).
A security-backed contract is an investment contract (also known as a synthetic GIC or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds. The issuer guarantees that all qualified participant withdrawals will be at contract value. In the case of full liquidation event, the issuer is responsible for covering any amount by which the contract value exceeds fair value of the underlying portfolio.
Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, security-backed contracts have the risk of default or the lack of liquidity of the underlying portfolio assets. The credit risk of each issuer is evaluated and monitored through Galliard's credit analysis. The credit analysis includes, but is not limited to, asset quality and liquidity, management quality, surplus adequacy, and profitability. Fund G requires that each investment contract, and subsequently the issuers of each contract, have at least an "A-" rating as of the contract effective date, and that all underlying portfolio assets be rated investment grade at the time of purchase.

Income Taxes
The Plan obtained its latest determination letter on September 23, 2013, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code and therefore not subject to tax. The Plan has been amended since receiving the determination letter. However, L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.
With a few exceptions, the Plan is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2010.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2013 and 2012

NOTE C – INVESTMENTS

The following investments represent 5 percent or more of the Plan’s net assets:

	December 31,
	2013	2012
Leggett & Platt, Incorporated common stock, 3,678,405 and 3,707,988 shares, respectively	$113,809,851	$100,931,706

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2013	2012
Common Stock	$13,630,416	$15,676,176
Common Trust Funds	874,530	653,586
Mutual Funds	3,907,351	2,245,485
	$18,412,297	$18,575,247

Interest and dividends realized on the Plan’s investments for the years ended December 31, 2013 and 2012 were $4,612,038 and $4,500,567, respectively.

Information on the fully benefit-responsive contract relating to the guaranteed common trust fund portion carried at fair value is as follows:

	2013	2012
Average yield	1.36%	0.94%
Crediting interest rate at December 31	1.52%	1.95%
Fair value	$5,769,338	$5,573,773
Contract value	$5,722,638	$5,418,030

NOTE D – FAIR VALUE MEASUREMENTS

ASC Topic 820, Fair Value Measurements, specifies a fair value hierarchy and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The primary areas in which the Plan utilizes fair value measurements are valuing the Plan’s investments. See Note B for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. There have been no significant changes in the valuation techniques during the year ended December 31, 2013. The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices for identical assets or liabilities in active markets.

•	Level 2: Other significant inputs observable either directly or indirectly (including quoted market prices for similar securities, interest rates, yield curves, credit risk, etc.)

•	Level 3: Unobservable inputs that are not corroborated by market data.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2013 and 2012

NOTE D – FAIR VALUE MEASUREMENTS – CONTINUED

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013 and 2012.

	Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$9,466,838	$—	$—	$9,466,838
Stock funds	4,843,847	—	—	4,843,847
Balanced funds	3,804,869	—	—	3,804,869
Total mutual funds	18,115,554	—	—	18,115,554

Common stock	113,809,851	—	—	113,809,851

Common trust funds	—	10,417,142	—	10,417,142

Total assets at fair value	$131,925,405	$10,417,142	$—	$142,342,547

	Assets at Fair Value as of December 31, 2012

	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$8,554,904	$—	$—	$8,554,904
Stock funds	4,409,602	—	—	4,409,602
Balanced funds	2,750,167	—	—	2,750,167
Total mutual funds	15,714,673	—	—	15,714,673

Common stock	100,931,706	—	—	100,931,706

Common trust funds	—	11,500,031	—	11,500,031

Total assets at fair value	$116,646,379	$11,500,031	$—	$128,146,410

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2013 and 2012

NOTE E – NONPARTICIPANT-DIRECTED INVESTMENTS

Net assets (including investments and receivables) relating to nonparticipant-directed investments were approximately $25,000 and $95,000 for 2013 and 2012, respectively. The significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	Year Ended December 31,
	2013	2012
Changes in Net Assets:
Net investment income	$3,000	$18,000
Company contributions	22,000	56,000
Benefit payments	(1,000)	(3,000)
Net transfers to participant directed investments	(94,000)	(69,000)
	$(70,000)	$2,000

Nonparticipant-directed investments consist of common stock of L&P, the Plan sponsor.

NOTE F - PARTIES-IN-INTEREST TRANSACTIONS
Expenses paid to parties-in-interest aggregated $25,557 and $15,745 for December 31, 2013 and 2012, respectively. The Company provides certain administrative services at no cost to the Plan. The following table sets forth plan held units of participation in investment funds with the total fair value as of December 31, 2013 and 2012.

	December 31,
	2013	2012
Wells Fargo Bank, N.A.	$8,812,916	$8,406,555
Leggett and Platt, Incorporated	113,809,851	100,931,706

These transactions are allowable party-in-interest transactions under Section 408(b) (8) of ERISA and the regulations promulgated thereunder.

NOTE G – SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date of the Report of Independent Registered Public Accounting Firm, which is the date the financial statements were available to be issued.

Subsequent to December 31, 2013 the L&P Board of Directors resolved to make a discretionary contribution of $1,425,316 to the Plan for the 2013 plan year.

NOTE H – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially adversely affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.  The financial statements have been prepared using values and information currently available to the Plan.

SUPPLEMENTAL SCHEDULES

Leggett & Platt, Incorporated
Stock Bonus Plan
EIN 44-0324630 PN 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2013

			(e) Current
(a)	(b) Identity of Issuer	(c) Description of investment	value (1)

*	Leggett & Platt, Incorporated	Common stock	$113,784,851

*	Leggett & Platt, Incorporated	Common stock	25,000	#

*	Wells Fargo	WF Stable Return Fund N	5,769,338

	Dodge & Cox	Dodge & Cox Stock Fund	4,843,847

	Vanguard	Vanguard FTSE All World	3,099,331

*	Wells Fargo	WF Enhanced Stock Market Fund N	3,043,578

	Vanguard	Vanguard S&P M/C 400 Index Fund	2,725,836

	Vanguard	Vanguard Growth Index Fund	2,227,445

	SSgA	SSgA Passive Bond Market Index	1,604,226

	Vanguard	Vanguard Small Cap Index Fund	1,414,227

	Vanguard	Vanguard Target Retirement Fund 2020	1,019,858

	Vanguard	Vanguard Target Retirement Fund 2015	624,901

	Vanguard	Vanguard Target Retirement Fund 2025	602,940

	Vanguard	Vanguard Target Retirement Fund 2030	456,116

	Vanguard	Vanguard Target Retirement Fund 2035	302,766

	Vanguard	Vanguard Target Retirement Fund 2040	290,352

	Vanguard	Vanguard Target Retirement Fund 2010	235,523

	Vanguard	Vanguard Target Retirement Fund #308	99,182

	Vanguard	Vanguard Target Retirement Fund 2045	76,919

	Vanguard	Vanguard Target Retirement Fund 2050	62,120

	Vanguard	Vanguard Target Retirement Fund 2055	18,845

	Vanguard	Vanguard Target Retirement Fund 2060	15,346
	Total investments at fair value		142,342,547
	Adjustment from fair value to contract value for fully benefit-responsive investments contracts		(46,700)
	Total investments		$142,295,847

(1)	See Note B of Notes to Financial Statements regarding carrying value of investments.

*	Investments in securities of parties-in-interest to the Plan.

#	Represents non-participant directed investments. The cost basis of this investment approximated $21,000.

Leggett & Platt, Incorporated
Stock Bonus Plan
EIN 44-0324630 PN 004

Schedule H, Line 4j - Schedule of Reportable Transactions (1)
Year Ended December 31, 2013

(a) Identity of					(h) Current value
party	(b) Description of	(c) Purchase	(d) Selling	(g) Cost of	of asset on	(i) Net Gain
involved	Asset	Price	Price	Asset	transaction date	or (Loss)
Series of Transactions
Leggett & Platt, Inc.	Common Stock	$3,868,245	$—	$3,868,245	$3,868,245	$—
Leggett & Platt, Inc.	Common Stock	$—	$6,832,065	$4,804,865	$6,832,065	$2,027,200

(1) Transactions or series of transactions involving amounts greater than 5% of total assets of the plan at the beginning of the year.

Exhibit List.

Exhibit No.	Document Description

Exhibit 23	Consent of BKD, LLP

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGGETT & PLATT, INCORPORATED STOCK BONUS PLAN

Date: June 18, 2014	By:	/s/ JOHN G. MOORE

John G. Moore
Senior Vice President - Chief Legal & HR Officer and Plan Administrative Committee Chair

EXHIBIT INDEX

Exhibit No.	Document Description

Exhibit 23	Consent of BKD, LLP